LIQUIDPISTON, INC

Financial Statements (Unaudited)

As of December 31, 2018 and 2017

LIQUIDPISTON, INC.

TABLE OF CONTENTS

LiquidPiston, Inc
Balance Sheet
As of December 31, 2017 and 2018

	Dec 2017	Dec 2018
ASSETS		
Current Assets		
Cash	2,347,993	2,082,830
Accounts Receivable, net	0	0
Prepaid Expenses	65,962	108,610
Total Current Assets	2,413,955	2,191,441
Fixed Assets		
Machinery	703,684	703,684
Compter and Office Equipment	117,826	117,826
Acc Depreciation	(723,742)	(760,782)
Net Fixed Assets	97,768	60,728
Other Assets		
Intangible Assets, net	810,005	946,835
Deposit	2,000	2,000
Other	0	0
Total Other Assets	812,005	948,835
TOTAL ASSETS	3,323,728	3,201,003
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	143,906	123,051
Other Accrued Expenses	60,422	62,238
Interest Accrued	159,783	305,607
Total Current Liabilities	364,111	490,896
Long-Term Liabilities		
Series A Convertible Notes	2,780,149	3,473,565
Total Long-Term Liabilities	2,780,149	3,473,565
Total Liabilities	3,144,260	3,964,461
Stockholders' Equity		
Common Stock, $0.0001 par value, authorized 2,000,000 shares,		
1,000,0000 shares issued and outstanding, 1,000,000 shares reserved	100	100
Additional Paid-In-Capital	18,932,486	18,932,781
Retained Earnings (Deficit)	(18,753,118)	(19,696,338)
Total Stockholders' Equity	179,468	(763,458)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	3,323,728	3,201,003

See accompanying notes, which are an integral part of these financial statements

These financial statements have been prepared by Management and have not been reviewed or audited.

LiquidPiston, Inc
Profit and Loss
For the Year ending December 31, 2017 and 2018

	YTD Dec 2017	YTD Dec 2018
Net Sales	0	0
Cost of Goods Sold	0	0
Gross Profit (Loss)	0	0
Operating Expenses		
General and Adminstrative	464,754	609,411
Research and Development	2,536,523	3,127,031
Total Operating Expenses	3,001,277	3,736,443
Net Operating Income (Loss)	(3,001,277)	(3,736,443)
Other Income (Expense)		
Government R&D Contract Income	3,281,381	2,840,294
Interest Income		26,626
Interest Expense	(151,759)	(160,627)
Total Other Income (Expense)	3,129,622	2,706,293
Net Income (Loss) before Income Taxes	128,345	(1,030,150)
Income Tax Expense (Credit)	5,857	(86,929)
Net Income (Loss)	122,488	(943,221)

See accompanying notes, which are an integral part of these financial statements
These financial statements have been prepared by Management and have not been reviewed or audited.

LiquidPiston, Inc
Statement of Cash Flows
For the Year ending December 31, 2017 and 2018

	YTD Dec 2017	YTD Dec 2018
Net Income (Loss)	122,488	(943,221)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Add: Depreciation and Amortization	112,120	70,559
Changes to Assets	(27,971)	(42,648)
Changes to Liabilities	523	126,785
Total Adjust to reconcile Net Inc to Net Cash provided by opererations	84,671	154,696
Net cash provided (used) by operating activities	207,159	(788,525)
INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(50,808)	
Purchase of Intangible Assets	(201,877)	(170,349)
Net cash provided (used) by investing activities	(252,685)	(170,349)
FINANCING ACTIVITIES:		
Proceeds from Issuance of Unsecured Convertible Notes	1,299,149	693,416
Proceeds from Common Stock		295
Net Cash provided by financing activities	1,299,149	693,711
Net Cash increase (decrease) for period	1,253,624	(265,162)
Cash at Beginning of period	1,094,369	2,347,993
Cash at End of period	2,347,993	2,082,830

See accompanying notes, which are an integral part of these financial statements
These financial statements have been prepared by Management and have not been reviewed or audited.

LiquidPiston, Inc.
Notes to Financial Statements

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   BUSINESS ACTIVITIES

   LiquidPiston, Inc., which was incorporated June 21, 2004, is a startup company which is developing a compact and fuel-efficient combustion engine. Operations are based out of Bloomfield, Connecticut.

   As of **December 31, 2018**, the Company's business operations had not been fully developed and revenues were not at a sufficient level to sustain ongoing operating costs. The Company remains highly dependent upon funding from non-operational sources.

   CASH AND CASH EQUIVALENTS

   For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

   PROPERTY AND EQUIPMENT, AT COST

   Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets using the straight-line and accelerated methods for financial statement purposes. The Company capitalizes all items over $1,500. Depreciation expense totaled **$37,040** and **$87,118** for the years ended **December 31, 2018 and 2017,** respectively.

   ADVERTISING COSTS

   Advertising costs, which are included in operating expenses, are expensed as incurred and amounted to **$11,923** and **$3,041** for the years ended **December 31, 2018 and 2017,** respectively.

   RESEARCH AND DEVELOPMENT COSTS

   Expenditures for research activities relating to product development are charged to expense as incurred. Such expenditures amounted to **$3,046,224** and **$2,553,515** for the years ended **December 31, 2018 and 2017,** respectively.

1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>, *(Continued)*

    <u>INCOME TAXES</u>

    As required under generally accepted accounting principles the Company adopted in 2012 the accounting pronouncement regarding uncertain tax positions.

    When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

    If the Company incurred interest and penalties associated with unrecognized tax benefits these amounts would be classified as additional income taxes in the statement of operations and accumulated deficit.

    As of **December 31, 2018**, the Company determined it had no uncertain income tax positions for which a liability needed to be recorded.

    <u>USE OF ESTIMATES</u>

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. <u>INTANGIBLE ASSETS</u>

    During the years ended **December 31, 2018 and 2017**, the Company incurred expenses of **$170,349** and $201,877 respectively, relating to intangible assets, primarily patent applications. The Company's patent costs will be amortized on a straight-line basis over a determined useful life and will begin once the patent is approved. Total amortization of the approved patents totaled **$33,519** and **$25,002** for the years ended **December 31, 2018 and 2017,** respectively.

    Costs relating to unapproved patents abandoned or expired will be expensed in the year abandoned or expired. The total cost for abandoned patents for the period ended **December 31, 2018** was **$0.**

3. <u>RETIREMENT PLAN</u>

    As of March 16, 2017, the Company maintains a qualified 401K retirement plan (the "Plan"). This plan covers all employees who have completed 2,080 hours of service. The Company may make, on behalf of each participant who is eligible to share in the qualified non-elective contribution for the Plan year, a discretionary qualified non-elective contribution equal to a uniform percentage of each eligible individual's compensation. The Company contributions for the years ended **December 31, 2018 and 2017** totaled **$37,202** and **$23,768,** respectively.

4. **OPERATING LEASES**

The Company leases office and warehouse space located in Bloomfield, CT on a month to month basis. Rent for this space is payable in monthly installments of $2,000 plus reimbursement of certain improvement costs incurred by the rental property for one year. Rent expense for the years ended **December 31, 2018 and 2017** totaled **$26,500** and **$24,000,** respectively.

5. **CONCENTRATIONS OF CREDIT RISK**

At various times during the period, the Company had cash in excess of federally insured limits of $250,000 on deposit with major financial institutions.

6. **UNSECURED CONVERTIBLE NOTES PAYABLE**

During the years ended **December 31, 2018 and 2017**, the Company borrowed **$693,416 and $1,299,149,** respectively in the form of an unsecured convertible notes. The unsecured notes bear interest and compound annually at a rate of 4%, and are payable in 36 months from the issuance, and automatically convert to Preferred stock upon a Qualified Financing event. The total of outstanding notes as of **December 31, 2018** is **$3,473,565**. Previous notes, issued in 2016, compound annually at 6% interest, are payable in 36 months from issuance, and automatically convert to Preferred stock upon a Qualified Financing event.

As of **December 31, 2018 and 2017,** the interest accrued on all notes totaled **$305,607** and **$159,783**, respectively.

7. **STOCK WARRANT**

The Company did not have any stock warrants issued or outstanding through the period **December 31, 2018.**

8. **QUALIFIED INCENTIVE AND NON-QUALIFIED STOCK OPTION AGREEMENT**

The Company's 2017 Equity Incentive Plan (the "Plan"), which is shareholder-approved, permits the grant of qualified incentive and non-qualified share options and shares to its employees and other service providers. The Company reserved 200,000 shares of Common Stock for issuance under the plan. The Company believes that such awards better align the interests of its employees and other service providers with those of its shareholders. Option awards are generally granted with an exercise price equal to the fair market price of the Company's Common stock at the date of grant; those option awards generally vest based on 3 to 4 years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan.

Under the plan, qualified incentive share options are options that satisfy the requirements of the Internal Revenue Code section 422. Non-qualified share options are options that do not satisfy the requirements of the Internal Revenue Code section 422.

During the years ended **December 31, 2018 and 2017**, **3,838** and **100,762** options were granted respectively, and options totaling **500 shares** were exercised in 2018.